UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of March, 2011

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Reports
Fourth Quarter and Full Year 2010
Unaudited Financial Results

BEIJING, March 14, 2011 /PRNewswire via COMTEX/ --China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a leading television advertising company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter 2010 Highlights:

■	Total net revenues were RMB75.8 million (US$11.5 million), a decrease of 35.3% from the fourth quarter of 2009 and an increase of 38.4% from the third quarter of 2010.

■	Operating income was RMB28.4 million (US$4.3 million), a decrease of 22.5% from the fourth quarter of 2009 and an increase of 127.5% from the third quarter of 2010.

■	Net income was RMB19.0 million (US$2.9 million), a decrease of 40.6% from the fourth quarter of 2009 and an increase of 195.4% from the third quarter of 2010.

■
Net cash inflows from operating activities were RMB15.9 million (US$2.4 million), compared to with net cash outflows from operating activities of RMB171.9 million in the fourth quarter of 2009 and net cash inflows from operating activities of RMB54.5 million in the third quarter of 2010.

Fiscal Year 2010 Financial Highlights

■	Total net revenues were RMB243.4 million (US$36.9 million) in 2010, a decrease of 40.9% from 2009.

■	Operating income was RMB62.9 million (US$9.5 million) in 2010, a decrease of 30.7% from 2009.

■	Net income was RMB39.9 million (US$6.0 million) in 2010, a decrease of 53.9% from 2009.

■	Basic and diluted earnings per ADS were RMB1.52 (US$0.23) in 2010, a decrease of 53.8% from RMB3.29 in 2009.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “We are pleased to report solid results for the fourth quarter of 2010.  Demand in the advertising market experienced a traditional seasonal increase during the quarter.  In addition, the intense price competition in the advertising market during the first three quarters of 2010 steadied and prices leveled off.  In the fourth quarter, we secured a number of direct corporate customers and worked to take advantage of new market opportunities, which helped drive the significant increase in our top and bottom line performance during the period.”

“The decline in our revenues from the same period last year was largely due to an unusual increase in market demand in the fourth quarter of 2009 following market expectation that CCTV planned to raise advertising prices in 2010.  In 2010, we also adopted a more selective media strategy. We reduced our investments in media resources on CCTV-4 from six programs to one program.  For the one remaining program, the ‘Periodic China News Package,’ which we felt offered a particularly promising opportunity, we strengthened our marketing efforts and it became an important source of revenue and profitability for us in 2010.  Sales of our 'Daytime Advertising Package' and 'Television Guide Package' were both subject to severe price competition for clients’ limited budgets, and compared to last year, revenues from these segments declined sharply from 2009.  We tried a variety of marketing strategies and methods to respond to this intense price competition, and we will continue our efforts to improve our sales rates in 2011.”

“Despite this challenging environment, quarter-over-quarter revenues from our ‘Daytime Advertising Package’ and ‘Television Guide Package’ increased nearly 100%.  The sales performance of our ‘Periodic China News Package’ on CCTV-4 continued to improve on the positive momentum generated in the previous quarter.  Following September’s success, time slots for the ‘Periodic China News Package' were fully sold out in the fourth quarter.  In addition, we were recently approved by CCTV to begin extending the length of our advertisements for no additional cost, which increased our utilization rate of ‘Periodic China News Package’ to 109% and led to further growth in our profits.”

“We also successfully extended our contract as the exclusive advertising agency for the ‘Daytime Advertising Package’ and ‘Television Guide Package’ with CCTV to December 31, while the contract with CCTV in respect of Guang Er Gao Zhi program will not be renewed upon expiry on June 30, 2011.  The Company was informed by CCTV that this program shall be cancelled in the second half of 2011.  Our presale of advertising resources was very well received by the market.  So far, we have presold nearly 90% of our 2011 advertising time slots for the ‘Television Guide Package’ and more than half of our time slots for the ‘Periodic China News Package’ on CCTV-4.”

“We captured a variety of opportunities related to advertising production.  During the fourth quarter, we completed the production of a number of new commercial advertisements which led to a significant increase in revenues both on a year-over-year and quarter-over-quarter basis.  It is a small but growing segment of our business.”

“Content production is an important element in our growth strategy, and we have started moving into the production of film and TV programs in 2011.  We recently appointed Mr. Huo Zhenheng as vice president to expand further in this business.  He has over 23 years of experience in the television industry.  Prior to joining the Company in January 2011, Mr. Huo was deputy director of CCTV-1 responsible for planning, producing and reviewing a number of popular television programs, including First Cartoon Park, Wonderful Moment, Man and Nature, Animal World, World Art, and Collection of Today’s Stories.  Mr. Huo was also responsible for identifying, purchasing and broadcasting a number of programs on CCTV-1. With Mr. Huo’s help, we are planning to produce a TV series and a TV program in 2011.  We will provide further details of such projects as they develop.”

“Looking forward, 2011 should provide additional opportunities for growth.  We are confident the actions we took during 2010, including moving into the outdoor advertising business and the content production business, will allow us to capture further opportunities and drive growth in the coming years.”

Fourth Quarter 2010 Financial Results

Revenues

Revenues from advertising agency services were RMB69.4 million (US$10.5 million) in the fourth quarter of 2010, a decrease of 40.7% from RMB117.0 million in the same period in 2009, and an increase of 49.0% from RMB46.6 million in the third quarter of 2010. Since the traditional peak season for the advertising market started in September 2010, demand in the advertising market has been increasing due to the impact of the National Day Holiday in October as well as strong consumption at the end of the year. The Company was able to capture market opportunities and actively developed a number of new clients across a broad range of industries, including food and beverage, medicine, clothing, financials and automotive.  The Company also offered more time slots to existing clients, resulting in a doubling of sales of the ‘Daytime Advertising Package’ and ‘Television Guide Package’ from the previous quarter. The sales performance of The Company’s 'Periodic China News Package' on CCTV-4 continued to improve on the positive momentum generated during the previous quarter, and utilization rate of its time slots increased to 109%, a new record level.  The decrease in advertising revenues from the fourth quarter of 2009 was mainly due to pricing pressure related to sales of time slots for the Company’s ‘Daytime Advertising Package’ and ‘Television Guide Package,’ along with the Company's decision to reduce its investments in media resources on CCTV-4 from six programs to one program.

Revenues from production and sponsorship services were RMB11.4 million (US$1.7 million) in the fourth quarter of 2010, an increase of 115.0% from RMB5.3 million in the fourth quarter of 2009, and an increase of 6.9% from RMB10.7 million in the third quarter of 2010. China Mass Media’s efforts to improve production capabilities and proactively source new clients were successful in 2010. The substantial rise in revenues resulted from a number of new commercial advertisements for clients such as Alibaba, Yunnanbaiyao and Suning Appliance, and two CCTV commercial advertisements. Overall, revenues from production and sponsorship services increased significantly on both a year-over-year and quarter-over-quarter basis.

Operating costs and expenses

Cost of revenues was RMB33.7 million (US$5.1 million) in the fourth quarter of 2010, a decrease of 50.0% from RMB67.3 million in the fourth quarter of 2009 and an increase of 5.3% from RMB32.0 million in the third quarter of 2010.  The significant decrease in cost of revenues from the fourth quarter of 2009 was because the Company secured fewer media resources on CCTV-4. The increase in cost of revenues compared with the third quarter of 2010 was mainly because the Company produced more commercial advertisements and public service announcements during the quarter.

Sales and marketing expenses were RMB4.1 million (US$0.6 million) in the fourth quarter of 2010, a decrease of 37.0% from RMB6.6 million in the fourth quarter of 2009 and an increase of 14.9% from RMB3.6 million in the third quarter of 2010.  The decrease from the fourth quarter of 2009 was due to a decrease in sales commissions paid to Company personnel as a result of lower sales of time slot for the "Daytime Advertising Package" and "Television Guide Package". The increase compared with the third quarter of 2010 was mainly attributable to an increase in sales commission as a result of the overall growth in sales revenues.

General and administrative expenses were RMB9.6 million (US$1.5 million) in the fourth quarter of 2010, an increase of 45.0% from RMB6.6 million in the fourth quarter of 2009 and an increase of 42.8% from RMB6.7 million in the third quarter of 2010. The increases from the fourth quarter of 2009 and the third quarter of 2010 were due to a write-back of bad debt provision after the Company successfully collected outstanding receivables amounting to RMB1.8 million in the fourth quarter of 2009 and RMB2.5 million in the third quarter of 2010, respectively, which reduced our overall general and administrative expenses in those quarters.
Other expenses included an exchange loss of RMB 2.8 million (US$0.4 million) in the fourth quarter of 2010, which compares with an exchange loss of RMB 3.3 million (US$0.5 million) in the third quarter of 2010.  The Company’s functional currency, the RMB, continued to appreciate against the U.S. dollar, while the Company maintained significant U.S. dollar deposits.

Income tax expense was RMB8.6 million (US$1.3 million) in the fourth quarter of 2010, an increase of 93.5% from RMB4.5 million in the third quarter of 2010, and an increase of 39.8% from RMB6.2 million in the fourth quarter of 2009.  The Company's effective tax rate was 16.2%, 41.0% and 31.3% for the three months ended December 31, 2009, September 30, 2010 and December 31, 2010, respectively.  The effective tax rate for the fourth quarter of 2010 was higher than the PRC statutory tax rate, mainly due to an exchange loss of RMB2.8 million, which was not tax deductible.

Operating income was RMB28.4 million (US$4.3 million) in the fourth quarter of 2010, a decrease of 22.5% from RMB36.6 million in the fourth quarter of 2009 and an increase of 127.5% from RMB12.5 million in the third quarter of 2010.  The significant decrease was mainly due to intense pricing pressure related to the sales of time slots on the ‘Daytime Advertising Package’ and ‘Television Guide Package’.  The Company's operating margin was 31.3%, 22.8% and 37.5% for the three months ended December 31, 2009, September 30, 2010 and December 31, 2010, respectively.

Net income was RMB19.0 million (US$2.9 million) in the fourth quarter of 2010, a decrease of 40.6% from RMB32.0 million in the fourth quarter of 2009 and an increase of 195.4% from RMB6.4 million in the third quarter of 2010.  The Company's net margin was 27.3%, 11.8% and 25.1% for the three months ended December 31, 2009, September 30, 2010 and December 31, 2010, respectively.
Basic and diluted earnings per ADS for the fourth quarter of 2010 were RMB0.73 (US$0.11), and RMB0.72 (US$0.11) respectively compared with basic earnings per ADS of RMB1.22 for the fourth quarter of 2009 and RMB0.24 for the third quarter of 2010.  Each ADS represents 30 ordinary shares.

Fiscal Year 2010 Financial Results

Total Net Revenues

Total net revenues were RMB 243.4 million (US$36.9 million) in 2010, a decrease of 41.0% from RMB 412.0 million in fiscal year 2009.  The significant decrease was primarily due to the Company’s reduced investment in media resources on CCTV-4, and because the Company no longer holds the advertising rights to CCTV’s Chinese New Year Gala show since the contract expired at the end of 2009.  The Advertising Department of CCTV decided to sell such time slots on its own.

Operating costs and expenses

Operating costs and expenses were RMB180.5 million (US$27.3 million) in 2010, a decrease of 43.9% from RMB320.8 million in 2009.  The year-over-year decrease in operating costs and expenses was mainly due to a decline in media costs because the Company secured fewer media resources on CCTV-4

Operating Income and Margin

As a result of the foregoing factors, operating income was RMB62.9 million (US$9.5 million) in 2010, a decrease of 30.7% from RMB90.8 million in 2009.  Operating margin was 25.9% in 2010 compared with 22.1 % in 2009.

Net Income

Net income was RMB39.9 million (US$6.0 million) in 2010, a decrease of 53.9% from RMB 86.5 million in fiscal year 2009.  Basic and diluted earnings per ADS were RMB1.52 (US$0.23) in 2010, compared with basic and diluted earnings per ADS of RMB3.29 (US$0.48) in 2009.

Cash and cash equivalents

As of December 31, 2010, the Company had cash and cash equivalents of RMB 544.4 million (US$82.5 million) compared with RMB509.0 million as of December 31, 2009. The cash and cash equivalents remained consistent with the previous year.

Business Outlook

The Company currently expects to generate total net revenues of between RMB48.0 million ($7.27 million) and RMB 53.0 million ($8.03 million) for the first quarter of 2011, which represents a potential decrease of 14.3% to 5.4% compared with the first quarter of 2010 due to continuous price competition in the market.

This forecast reflects the Company’s current and preliminary estimate, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) on March 14, 2011 (8:00 p.m. Beijing time on March 14, 2011).

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number:	+1 866 270 6057
- U.S. Toll Number:	+1 617 213 8891
- Hong Kong Toll Free Number:	+800 96 3844
- South China Toll Free Number/ China Telecom	10 800 130 0399
- North China Toll Free Number/ China Telecom	10 800 152 1490
- South China Toll Free Number/ China Telecom	10 800 852 1490
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

“A telephone replay of the call will be available for seven days, beginning two hours after the conclusion of the conference call.  The dial-in details for the replay are as follows:”

- U.S. Toll Free Number:	+1 888 286 8010
- International dial-in number:	+1 617 801 6888
Passcode:	61418727

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth below, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 477 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
CFO
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	Dec 31, 2009	Sep 30, 2010	Dec 31, 2010	Dec 31, 2010
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	117,037,636	46,604,275	69,441,672	10,521,465
Advertisement production and sponsorship services	5,323,585	10,708,029	11,445,226	1,734,125
Total Revenues	122,361,221	57,312,304	80,886,898	12,255,590
Less: Business tax	(5,201,731)	(2,561,134)	(5,102,111)	(773,047)

Total net revenues	117,159,490	54,751,170	75,784,787	11,482,543

Operating costs and expenses:
Cost of revenues	(67,347,729)	(31,954,073)	(33,652,251)	(5,098,826)
Sales and marketing expenses	(6,559,458)	(3,595,523)	(4,131,716)	(626,018)
General and administrative expenses	(6,614,127)	(6,712,846)	(9,588,120)	(1,452,745)
Total operating costs and expenses	(80,521,314)	(42,262,442)	(47,372,087)	(7,177,589)

Operating income	36,638,176	12,488,728	28,412,700	4,304,954

Interest and investment income	1,090,272	1,482,268	1,646,857	249,524
Other income/ (expense), net	458,323	(3,071,458)	(2,413,292)	(365,650)

Income before tax	38,186,771	10,899,538	27,646,265	4,188,828
Income tax expenses	(6,182,706)	(4,465,167)	(8,641,741)	(1,309,355)
Net income	32,004,065	6,434,371	19,004,524	2,879,473

Net income available to ordinary shareholders	32,004,065	6,434,371	19,004,524	2,879,473

Earnings per ordinary share, basic	0.041	0.008	0.024	0.0037
Earnings per ordinary share, diluted	0.041	0.008	0.024	0.0037
Earnings per ADS, basic	1.22	0.24	0.73	0.1106
Earnings per ADS, diluted	1.22	0.24	0.72	0.1096

Shares used in calculating earnings per ordinary share, basic	788,012,500	788,012,500	784,690,106	784,690,106
Shares used in calculating earnings per ordinary share, diluted	790,162,309	788,702,468	788,060,137	788,060,137
Shares used in calculating earnings per ADS, basic	26,267,083	26,267,083	26,156,337	26,156,337
Shares used in calculating earnings per ADS, diluted	26,338,744	26,290,082	26,268,671	26,268,671

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED,
	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2010
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	334,052,626	397,279,413	222,298,472	33,681,587
Advertisement production and sponsorship services	34,934,895	30,304,634	34,151,752	5,174,508
Total Revenue	368,987,521	427,584,047	256,450,224	38,856,095
Less: Business tax	(16,005,683)	(16,021,579)	(13,046,869)	(1,976,798)

Total net revenues	352,981,838	411,562,468	243,403,355	36,879,297

Operating costs and expenses
Cost of revenues	(203,399,803)	(270,239,024)	(127,654,373)	(19,341,572)
Sales and marketing expense	(8,204,365)	(17,362,444)	(16,993,454))	(2,574,766)
General and administrative expenses	(24,486,814)	(33,193,760)	(35,832,156))	(5,429,115)
Total operating costs and expenses	(236,090,982)	(320,795,228)	(180,479,983)	(27,345,453)

Operating income	116,890,856	90,767,240	62,923,372	9,533,844

Interest and investment income	15,102,846	9,494,036	5,257,307	796,562
Other income/ (expense), net	(1,441,420)	532,325	(6,765,851)	(1,025,129)

Income before tax	130,552,282	100,793,601	61,414,828	9,305,277

Income tax expense	(20,138,650)	(14,327,931)	(21,522,126)	(3,260,928)

Net income	110,413,632	86,465,670	39,892,702	6,044,349

Net income allocated to participating preferred shares	(9,751,329)	-	-	-

Net income available to ordinary shareholders	100,662,303	86,465,670	39,892,702	6,044,349

Earnings per ordinary share, basic and diluted	0.17	0.11	0.05	0.0076
Earnings per ADS, basic	5.12	3.29	1.52	0.23
Earnings per ADS, diluted	5.12	3.28	1.52	0.23

Shares used in calculating earnings per ordinary share, basic	589,764,324	788,012,500	787,181,901	787,181,901
Shares used in calculating earnings per ordinary share, diluted	589,764,324	789,860,806	788,662,085	788,662,085
Shares used in calculating earnings per ADS, basic	19,658,811	26,267,083	26,239,397	26,239,397
Shares used in calculating earnings per ADS, diluted	19,658,811	26,328,694	26,288,736	26,288,736

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Dec 31, 2009	Dec 31, 2010	Dec 31, 2010
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	508,778,014	544,427,828	82,489,065
Restricted cash		10,000,000	1,515,151
Short-term investments	80,000,000	150,000,000	22,727,273
Notes receivable	1,937,450	5,892,690	892,832
Accounts receivable, net	375,568	991,024	150,155
Prepaid expenses and other current assets	66,560,752	41,794,343	6,332,476
Total current assets	657,651,784	753,105,885	114,106,952
Non-current assets
Property and equipment, net	55,464,401	58,602,500	8,879,167
Total non-current assets	55,464,401	58,602,500	8,879,167
Total assets	713,116,185	811,708,385	122,986,119

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	50,446,460	156,494,604	23,711,303
Customer advances	20,657,147	39,311,493	5,956,287
Accrued expenses and other current liabilities	17,776,049	23,848,004	3,613,334
Taxes payable	20,519,899	30,194,919	4,574,988
Amount due to related parties	127,068,624	53,237,048	8,066,219
Total current liabilities	236,468,179	303,086,068	45,922,131
Total Liabilities	236,468,179	303,086,068	45,922,131

Shareholders’ equity
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 shares and 788,332,360 shares issued and outstanding as of December 31, 2009 and December 31, 2010)	4,893,500	5,381,321	815,352
Additional paid-in capital	332,354,066	361,736,018	54,808,488
Statutory reserves	25,000,000	25,000,000	3,787,879
Retained earnings	114,400,440	126,034,102	19,096,076
Treasury shares (13,860,000 ordinary shares)		(9,529,124)	(1,443,807)
Total Shareholders’ Equity	476,648,006	508,622,317	77,063,988

Total Liabilities and Shareholder’s Equity	713,116,185	811,708,385	122,986,119

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	Dec 31, 2009	Sep 30, 2010	Dec 31, 2010	Dec 31, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	32,004,065	6,434,371	19,004,524	2,879,473
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	795,561	774,606	998,519	151,291
Investment income	(703,452)	(1,140,083)	(1,352,712)	(204,956)
Exchange (gain)/ loss	36,929	3,308,936	2,828,718	428,594
Share-based compensation	(332,378)	215,601	185,129	28,050
Disposal of property and equipment			(294,175)	(44,572)
Changes in assets and liabilities:
Increase in restricted banking accounts	-	-	(10,000,000)	(1,515,151)
Notes receivable	455,010	-	(5,892,690)	(892,832)
Accounts receivable, net	345,109	5,634,850	3,616,518	547,957
Prepaid expense and other current assets	(29,549,359)	4,256,345	10,821,091	1,639,559
Amount due from a related party	1,000,000	-	-	-
Accounts payable	(135,696,443)	19,248,859	30,821,414	4,669,911
Customer advances	(39,071,097)	15,051,709	1,820,668	275,859
Accrued expenses and other current liabilities	2,377,821	770,278	3,971,639	601,763
Taxes payable	4,838,144	97,832	6,490,390	983,392
Amount due to related parties	(8,364,350)	(123,360)	(47,129,920)	(7,140,897)
Net cash provided by/ (used in) operating activities	(171,864,440)	54,529,944	15,889,113	2,407,441

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments	-	(190,000,000)	140,000,000	21,212,121
Purchase of long-term investment on behalf of shareholder	-	-	-	-
Purchase / (disposal) of property and equipment	(644,551)	(6,408,266)	245,812	37,244
Proceeds from investment income	726,247	1,140,082	1,027,233	155,642
Net cash provided by/ (used in) investing activities	81,696	(195,268,184)	141,273,045	21,405,007

Cash flows from financing activities:
Repurchase stocks on open market	-		(9,529,124)	(1,443,807)
Net cash used in financing activities	-	-	(9,529,124)	(1,443,807)

Effect of foreign currency exchange	(36,928)	(3,308,936)	(2,828,718)	(428,594)
Net increase / (decrease) in cash and cash equivalents	(171,819,672)	(144,047,176)	144,804,316	21,940,048
Cash and cash equivalents at beginning of the period	680,597,686	543,670,688	399,623,512	60,549,017
Cash and cash equivalents at end of the period	508,778,014	399,623,512	544,427,828	82,489,065

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED
	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	110,413,632	86,465,670	39,892,702	6,044,349
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,045,357	3,074,157	3,324,151	503,659
Investment income	(9,772,000)	(5,994,921)	(3,819,737)	(578,748)
Exchange (gain)/ loss	1,440,592	363,439	7,628,472	1,155,829
Share-based compensation	1,699,429	2,139,736	1,478,227	223,974
Disposal of property and equipment	-	-	(281,912)	(42,714)
Changes in assets and liabilities:
Increase in restricted banking accounts	-	-	(10,000,000)	(1,515,151)
Notes receivable	-	(1,937,450)	(3,955,240)	(599,279)
Accounts receivable, net	(9,067,862)	13,991,625	(615,456)	(93,251)
Prepaid expense and other current assets	(13,963,074)	(29,448,793)	30,701,202	4,651,697
Amount due from related parties	(1,000,000)	1,000,000	-	-
Accounts payable	211,538,660	(279,638,966)	106,048,144	16,067,901
Customer advances	(24,463,189)	(54,765,336)	18,654,346	2,826,416
Accrued expenses and other current liabilities	9,010,938	4,010,959	6,071,954	919,993
Taxes payable	5,693,062	(857,216)	4,236,552	641,902
Amount due to related parties	169,162,446	(87,952,669)	(47,500,000)	(7,196,970)
Net cash provided by/ (used in) operating activities	451,737,991	(349,549,765)	151,863,405	23,009,607,

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments	(280,000,000)	420,000,000	(70,000,000)	(10,606,061)
Purchase of long-term investment on behalf of shareholder	15,037,390	-	-	-
Purchase of property and equipment	(6,685,021)	(23,451,242)	(32,506,088)	(4,925,165)
Proceeds from investment income	9,153,918	6,602,921	3,450,093	522,741
Net cash provided by/ (used in) investing activities	(262,493,713)	403,151,679	(99,055,995)	15,008,484

Cash flows from financing activities:			-	-
Proceeds from the issuance of ordinary shares	287,744,060	-	-	-
Proceeds from the issuance of preferred shares	603	-	-	-
Investment held on behalf of shareholders	(15,043,236)	-	-	-
Payment for the restructuring process of stripping debt	(2,683,208)	(15,000,000)	-	-
Dividends distributed	(29,194,814)	(96,335,115)	-	-
Repurchase stocks from open market			(9,529,124)	(1,443,807)
Net cash used in financing activities	240,823,405	(111,335,115)	(9,529,124))	(1,443,807)

Effect of foreign currency exchange	(1,440,592)	(378,046)	(7,628,472)	(1,155,829)
Net increase / (decrease) in cash and cash equivalents	428,627,091	(58,111,247)	35,649,814	5,401,487
Cash and cash equivalents at beginning of the period	138,262,170	566,889,261	508,778,014	77,087,578
Cash and cash equivalents at end of the period	566,889,261	508,778,014	544,427,828	82,489,065

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	Dec 31, 2009	Sep 30, 2010	Dec 31, 2010

Number of programs secured during the period	41	35	35
Total advertising time obtained (seconds)	2,933,640	2,621,970	2,676,240	(1)
Total advertising time sold (seconds)	746,667	114,185	212,040	(2)

(1)
Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 265,680 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,410,560 seconds from CCTV-E and CCTV-F.

(2)
During the three-month periods ended December 31, 2009, September 30, 2010 and December 31, 2010, the company has sold 392,160, 19,680 seconds and 39,120 seconds of advertisements in CCTV-E and CCTV-F.

	YEAR ENDED
	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010

Number of programs secured during the period	40	41	35
Total advertising time obtained (seconds)	6,818,220	11,660,760	10,515,960	(3)
Total advertising time sold (seconds)	1,022,861	2,127,473	578,275	(4)

(3)
Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 1,055,160 seconds from CCTV-1, CCTV-2 and CCTV-4 and 9,460,800 seconds from CCTV-E and CCTV-F.

(4)	During the three-month periods ended December 31, 2008, December 31, 2009 and December 31, 2010, the company has sold nil, 1,038,840 seconds and 73,860 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended December 31, 2009			Three months ended December 31, 2010
	GAAP Result	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	36,638,176	(332,378)	36,305,798	28,412,700	185,129	28,597,829

Net income	32,004,066	(332,378)	31,671,688	19,004,524	185,129	19,189,653

	Year ended December 31, 2009			Year ended December 31, 2010
	GAAP Result	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	90,767,240	2,139,736	92,906,976	62,923,372	1,478,227	64,401,599

Net income	86,465,670	2,139,736	88,605,406	39,892,702	1,478,227	40,370,929

(*)The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: March 14, 2011	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer